FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant

to Rule 13a-16 or 15d-16 of the Securities

Exchange Act of 1934

For the month of August 2006

Amcor Limited

(Translation of registrant’s name into English)

679 Victoria Street Abbotsford

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☒ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 0000869428

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMCOR LIMITED
(Registrant)

Date 23 August 2006

By: /s/ JULIE McPHERSON
By: Julie McPherson
Title: Company Secretary/Group General Counsel

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Amcor News Release

For immediate release:	23 August, 2006

AMCOR FIBRE PACKAGING AUSTRALASIA RESTRUCTURING

Amcor announces today a substantial restructuring to the fibre packaging business in Australasia that is targeted to deliver cost savings of $60 to $80 million per annum. This program will take four years to complete, will have a net cost of approximately $300 million and involve operational restructuring and plant closures.

Background and Progress in 2005/06

A new management team was appointed to the business approximately twelve months ago with the objective of improving performance and creating a new culture focussed on customer service.

There has been substantial progress across a range of functions over the past twelve months including the decision to move to a regional organisation and sales structure and a significant upgrade to the sales and marketing capability.

A new SAP management information system was commissioned in Australia, state by state, across the business and although this initially had a negative impact on the business performance, the benefits are now being realised with improving operating results for both customer service and manufacturing.

It is critical that the business moves forward with a competitive operating cost base and, over the past year, the new management team has undertaken an extensive review of the operating performance and manufacturing footprint.

Restructuring Program

The restructuring program will deliver substantially reduced costs, significantly improved operating efficiency, and a simplified product mix. The key components of this plan are:

Corrugated

•                                          Reducing operating sites from three to two in Victoria, with the closure of the plant at Box Hill;

•                                          Upgrading two remaining Victorian sites to further improve the operating costs and product offering;

 •                                       Reviewing the manufacturing footprint in New South Wales to ensure that operating costs match those in other states. This is likely to involve some restructuring and plant upgrades to reduce costs; and

•                                          In Queensland a project to close one site and upgrade operations at the Rocklea plant is already underway and will be completed in December 2006, three months ahead of plan.

At the completion of this program, in about 18 months, the corrugated business will be a low cost producer with an excellent geographic footprint.

Folding Cartons

In the folding carton business, the assets will be upgraded with a new, large print format machine and conversion equipment that will lower costs and enable targeting of new growth opportunities. It will also enable volumes to be reallocated across the eastern seaboard plants to improve operating efficiencies and reduce costs.

Paper Manufacturing

After a review of all options it has been decided to undertake a detailed feasibility study for a new paper recycling mill to be located at Botany, New South Wales. This new mill will deliver low-cost recycled paper to the Australasian market and is expected to be operational in the 2009/10 year.

It has also been decided to close the small recycling paper mill located in Spearwood, Western Australia. This will improve the domestic recycled paper supply / demand position and significantly reduce non-profitable exports; and

In the cartonboard segment there has been an extensive review of the Petrie mill in Queensland. While the mill is globally cost-competitive in reel production, the sheet conversion process will be restructured to reduce costs.

Amcor’s Managing Director and Chief Executive Officer, Mr Ken MacKenzie, said:

“The new management team in the fibre business in Australasia has spent the past 12 months developing a comprehensive plan to substantially improve earnings and returns. The main components of this plan involve investment in a new paper recycling mill, located in Botany, substantial restructuring in the corrugated box plants and positioning the business to ensure an improved customer and market focus.

Although current earnings and returns are not satisfactory, the industry fundamentals are sound and Amcor is a significant participant in the market. It is critical to be a cost competitive producer, an outcome which this plan will deliver.”

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“The net cost of this plan, to be implemented over the next four years, is approximately $300 million. Once completed, the cost reduction benefits are expected to be around $60 to $80 million per annum.

This is an extremely positive step forward for the fibre business in Australia. The new management team, the renewed focus on sales and marketing and now the capital spending to lower costs and improve operating efficiencies, will all combine to deliver substantial improvements in earnings and returns.”

ENDS

For further information, please contact:

Ken MacKenzie	John Murray
Managing Director and CEO	Executive General Manager, Corporate Affairs
Amcor Limited	Amcor Limited
Ph: +61 3 9226 9001	Ph: +61 3 9226 9005

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